Mail Stop 3561

May 8, 2006

Mr. David Neeleman
Chief Executive Officer
JetBlue Airways Corporation
118-29 Queens Boulevard
Forest Hills, New York 11375

**RE: JetBlue Airways Corporation (the "Company")
Form 10-K for the Fiscal Year Ended December 31, 2005
File No. 000-49728**

Dear Mr. Neeleman:

We have reviewed your filing that is referenced above. We have limited our review to your financial statements and related disclosures, and we have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 44

1.   We note from Note 1 and Note 13 to your financial statements that your investment securities consist primarily of auction rate securities which have been classified as available-for-sale. While we acknowledge that your auction rate securities have auction reset periods of less than 12 months, you disclose in Note 13 to your financial statements that your short-term investment balance includes securities with a carrying value of $435

million as of December 31, 2005, which do not mature until after 2019. Please tell us
why you believe that it is appropriate to classify auction rate securities, with maturity
dates more than 12 months after your balance sheet date, as short-term assets. In your
response please provide clarification of the following items with regard to your
investments in auction rate securites:

- Whether the issuing party or another 3rd party can be obligated to redeem your
  auction rate securities on the auction reset date, or whether that date strictly
  represents the date on which the applicable interest rate can be reset.

- Your intent with regard to the holding period of your auction rate securities.

- Your average historical holding period of auction rate securities.

We may have further comment upon receipt of your response.

Consolidated Statements of Cash Flows, page 47

2.   We note that in your consolidated statements of cash flows, you have reported the net
        change in available-for-sale securities, rather than your purchases of available-for-sale
        securities and proceeds from the sale and maturities of available-for-sale securities.
        However, we note per Note 13 to your financial statements that the contractual maturities
        of your available-for-sale securities at December 31, 2005 consisted of securities with a
        carrying value of $36 million maturing in 2006 and securities with a carrying value of
        $435 million maturing after the year 2019. As it appears that the majority of your
        available-for-sale securities have original maturities in excess of three months, please
        revise future filings to report the gross cash inflows and cash outflows related to the
        purchases, sales, and maturities of your available-for-sale securities as separate line items
        in your consolidated statements of cash flows. Please refer to the guidance provided in
        paragraphs 11 through 13 of SFAS No. 95 and paragraph 18 of SFAS No. 115.

Note 3 – Leases, page 53

3.   We note that during fiscal year 2005, you entered into sale and leaseback transactions for
        six EMBRAER 190 aircraft. We note that you entered into sale and leaseback
        transactions for an additional four EMBRAER 190 aircraft during the three months ended
        March 31, 2006. Please tell us and disclose in the footnotes to your financial statements
        the terms of your sale and leaseback transactions entered into during fiscal year 2005 and
        the first quarter of fiscal year 2006. Your response and expanded disclosures should
        discuss the proceeds received from the sales of your aircraft, the lengths of the
        subsequent lease terms of the aircraft, the amounts of gain or loss from your sale and

leaseback transactions that has been deferred, and any other material details of your sale and leaseback transactions. Please refer to the requirements of paragraph 17 of SFAS No. 98.

Note 4 – Assets Constructed for Others, page 54

4.   We note that you entered into a lease agreement with the Port Authority of New York and New Jersey (PANYNJ) for the construction and operation of a new terminal at JFK airport. Under the lease agreement, it appears that you are responsible for the construction of a 635,000 square foot 26-gate terminal, as well as, other airport infrastructure. It also appears that PANYNJ will reimburse you for construction costs, except for those related to approximately $80 million in leasehold improvements to be provided by your company. You state that in accordance with EITF 97-10, you are considered the owner of the construction project for financial reporting purposes and, accordingly, you reflect an asset and liability related to in-process construction on your balance sheet. You state further that you currently do not expect to meet the criteria necessary to derecognize the "Assets Constructed for Others" and/or the related liability, when construction of the assets is completed and your lease of the facility begins. As such, you have indicated that the "Assets Constructed for Others" will be amortized over the shorter of your lease term or their economic life, and facility rents will be recorded as debt service on your construction obligation, with the portion not related to interest reducing the principal balance.

Please tell us in detail why you believe that you bear the risks of ownership of the new JFK terminal and related assets during the construction period, citing the specific guidance or criteria in EITF 97-10 that supports the conclusion that you are the owner of the assets during the construction period. Also tell us (i) why you do not believe that you will meet the criteria to derecognize the "Assets Constructed for Others" and (i) why the conditions of a sale and leaseback transaction, as set forth in SFAS No. 98, will not be met when the construction of the assets is completed and your lease of the facility begins. Furthermore, as you indicate that the costs capitalized as "Assets Constructed for Others" will be amortized over the shorter of your lease term or their economic life, please tell us how you intend to recognize the reimbursement of your construction costs, and what portion of the costs capitalized as "Assets Constructed for Others" will be subject to amortization. We may have further comment upon receipt of your response.

Note 12 – Contingencies, page 60

5.   We note that you do not accrue a liability for product warranties upon the sale of your
        LiveTV hardware since revenue from the sale of the hardware is recognized over the
        term of the related service agreements. As such, you recognize expenses for warranty
        repairs as they occur. Please tell us why you believe that your accounting policy
        regarding warranty expense is consistent with the requirements of paragraphs 8, 24, 25,
        and 80 of SFAS No. 5. Also, please tell us the amount of warranty expense that has been
        recognized during each period presented in your consolidated statements of operations.
        We may have further comment upon receipt of your response.

Note 13 – Financial Instruments and Risk Management, page 62

6.   We note that as of December 31, 2005 your crude oil or heating oil option contracts and
        swap agreements, i.e. your derivative contracts, were not designated as cash flow hedges
        as defined in SFAS No. 133. As such, changes in the fair values of your derivative
        contracts outstanding at December 31, 2005 were reported in your income statement for
        fiscal year 2005. However, based upon your consolidated statements of stockholders'
        equity and our review of your 2004 Annual Report on Form 10- K, we that your crude oil
        option contracts and/or swap agreements, which were outstanding at December 31, 2004
        and December 31, 2003, were designated as cash flow hedges, as the effective portion of
        the change in the fair value of those derivative contracts was recorded as a part of other
        comprehensive income. Please tell us the reason(s) that your most recent derivative
        contracts that have been entered for purposes of hedging your fuel costs have not been
        designated as cash flow hedges. Your response should explain in detail any factors or
        changes in circumstances that have impacted your accounting treatment or explain any
        changes to the objectives or strategy of your derivative usage. Also, explain why $13
        million of adjustments to the fair values of these derivative contracts, which were
        previously included in accumulated other comprehensive income, were reclassified into
        earnings in 2005. We may have further comment upon receipt of your response.

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

7.   The consent of your independent registered public accounting firm, which has been
        included as an exhibit to your Form 10-K does not contain the name of your independent
        public accountant and does not appear to be signed, as denoted by an appropriate
        "signature symbol". Please re-file the consent of your independent registered public
        accounting firm with an appropriate signature. Refer to the requirements of Rule 302(a)
        of Regulation S-T.

        Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Also, revise your future filings in response to these comments, as

appropriate. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Sears at (202) 551-3302 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch chief

Via facsimile: John Owen, CFO
                        (203) 669-3140